March 7, 2024

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mark Cowan, Esq.
Senior Counsel
Division of Investment Management –
Disclosure Review and Accounting Office

Re:    Midland National Life Insurance Company
Post-Effective Amendment No. 2 to the Registration Statement on Form S-1
File No. 333-262702

Dear Mr. Cowan:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to Dodie Kent and Timothy Graves on December 18, 2023 with regard to the above-referenced Post-Effective Amendment No. 2 to the Registration Statement on Form S-1. Along with this letter, we have included a revised prospectus reflecting the Company’s revisions in response to the Staff’s comments and additional disclosure regarding how withdrawals under the GLWB riders are processed. A courtesy blackline reflecting the changes will be provided to the Staff. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

The Contracts are registered on both Form S-1 (File No. 333-262702) and Form N-4 (File No. 333-262682) and share a single Form S-1/N-4 combined prospectus. Pursuant to discussions with the Staff, the Company filed Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 under Rule 485(a) on March 1, 2024. At the appropriate time, the Company will file Post-Effective Amendment No. 3 to the Registration Statement on Form S-1, reflecting all disclosure changes made in response to Staff comments and any currently missing information, including any necessary financial statements and exhibits. At that time, the Company will file an acceleration request in which it will seek effectiveness no later than May 1, 2024, or as soon as practicable thereafter. Concurrently, the Company will file Post-Effective Amendment No. 3 to the Registration Statement on Form N-4 under Rule 485(b), to become effective May 1, 2024, which prospectus will be identical to Post-Effective Amendment No. 3 to the Registration Statement on Form S-1.

General

1.Comment: Both the Fee Exhibit and Legal Opinions should cover both the Contract and indexed option interest.

Response:     The Company intends to file a new Opinion and Consent of Counsel (Exhibit 5) in Post-Effective Amendment No. 3 confirming that (i) the Company is a duly authorized life insurance company licensed in those states in which the Company is admitted to do business, (ii) the Company is authorized to issue the Contracts in those states in which the sale of the Contracts is authorized by state insurance regulators, and (iii) that the Contracts, when issued, will constitute validly issued and binding obligations enforceable against the Company. We note that this approach is consistent with our prior legal opinions and with current industry practice. In addition, because this is a post-effective amendment filing and no new interests are being registered (and no registration fees will be payable), the Company intends to incorporate the Fee Exhibit (Exhibit 107) from its Post-Effective Amendment No. 1—which refers to the security class title as “Flexible Premium Deferred Registered Index-Linked and Variable Annuity Contracts and Interests therein”—into Post-Effective Amendment No. 3 by reference. The Company believes that both the Legal Opinion and Fee Exhibit, as contemplated, encompass both the Contracts and the interests in the index-linked options.

Rate Sheet Supplement

2.Comment: In the bold text preceding the table of Payment Percentages, please change “when you submitted your application” to “on the date you signed your application” in order to resolve any ambiguity regarding when an application has been “submitted.” In addition, please include a cross-reference to Appendix F in the body of the prospectus wherever Payment Percentages are discussed.

Response:     After careful consideration, the Company respectfully declines to change “when you submitted your application” to “on the date you signed your application” as requested by the Staff. In response to the Staff’s concern regarding the ambiguity of the term “submitted,” we have revised the disclosure to clarify that (1) purchasers will receive the rates in effect at the time we receive the application and initial premium payment in Good Order, and (2) we will seek confirmation that the purchaser accepts the Lifetime Payment Percentages then in effect, if lower than the rates that were in effect at the time the application was signed. We have made corresponding changes and added cross-references to Appendix F where appropriate throughout the prospectus.

Cover Page

3.Comment: In the second paragraph where the decision to either pay Advisory Fees from Contract Value or a separate source is discussed, please include a statement to the following effect: “If you invest in the Cycle Investments, it may be better for you to pay Advisory Fees from a separate source, given the Fair Value calculation and other adjustments made to withdrawals from the Cycle Investments. You should discuss with your Advisor before deciding to have Advisory Fees paid from your Contract Value.”

Response:     We have done so.

4.Comment: In the last sentence of the second paragraph, please specify which optional benefits are less likely to increase in value due to deductions for Advisory Fees.

Response:     We have done so.

5.Comment: On the cover page and throughout the prospectus, please reflect changes to align the disclosure in the Oak Elite Advisory Registered Index-Linked Variable Annuity prospectus to the disclosure in the LiveWell Dynamic Annuity prospectus dated November 13, 2023, as applicable. Specifically:
•Wherever the Cap Rate is discussed (including the Definitions and Summary sections), please refer to the Cap Rate as the maximum positive return that may be credited;

•Wherever the Participation Rate is discussed (including the Definitions and Summary sections), please indicate that it is the portion of positive Index performance, if any, that may be credited;
•Include cover page disclosure that the Company reserves the right to remove, substitute, and add Cycle Investment options in the future, and disclose the Floor Rate and Buffer Rate guarantees that would apply to new Cycle Investments that would be offered in the future;
•Include cover page disclosure that the Contract may not be appropriate for investors who intend to invest solely in the Index-linked Cycle Investments or intend or need to make withdrawals prior to the Cycle End Dates;
•In the definition of “Contract Month,” mirror the parenthetical;
•Add “on the Cycle End Date” to the first sentence of the “Limited Participation in Positive Performance” risk factor;
•Under “Features of a Cycle Investment,” please disclose Floor Rate, Buffer Rate, Cap Rate, Participation Rate, and Cap Rate with Participation Rate guarantees that would apply to new Cycle Investments offered in the future;
•Update the tax-related disclosures, including the disclosure under the headings “Owner Control” and “Possible Tax Law Changes”; and
•Update the Company-related disclosures, including the Risk Factors Related to Midland National and Its Business.
Response:     We have done so. We note that certain differences between the two prospectuses (e.g., the definition of the term Cap Rate) are attributable to the continued use of the “proportional cap rate” for certain Cycle Investments under the LiveWell Dynamic Contracts and are thus not applicable to the Oak Elite Advisory Contracts. To the extent certain immaterial differences remain between the disclosure in the Oak Elite Advisory Registered Index-Linked Variable Annuity prospectus and the disclosure in the LiveWell Dynamic Annuity prospectus dated November 13, 2023, the Company has elected to revise the LiveWell Dynamic Annuity prospectus dated May 1, 2024 to align the two prospectuses. We confirm that the Company-related disclosures, including the Risk Factors Related to Midland National and Its Business, will be updated in Post-Effective Amendment No. 3 and such updates will align with the updates reflected in the LiveWell Dynamic Annuity prospectus dated May 1, 2024.
6.Comment: Prior to the second bullet and elsewhere where appropriate throughout the prospectus, please include disclosure addressing the risk of Lifetime Income Payments taken from the Cycle Investments prior to the Cycle End Date. Specifically, since the GLWB riders offer the ability to take lifetime withdrawal amounts from the Contract Value allocated to the Cycle Investments, clearly disclose that withdrawals taken under the GLWB riders from the Cycle Investments will trigger Contract Value adjustments due to the Fair Value calculation and proportionate adjustments to Cycle Investment Units and the forfeiture of Index credit on amounts withdrawn. Disclosure should caution that the GLWB riders may not be appropriate for an investor who intends or needs to take such periodic withdrawals under the rider. The GLWB rider could be appropriate if the investor simply wants to have the contingent guarantee in place to receive lifetime income if the Contract Value is depleted to zero from poor Index performance, even though the likelihood of this happening and the investor receiving lifetime payments from the Company are minimal. Finally, the disclosure should urge investors to discuss with their Advisor before electing a GLWB rider.

Response:     We have included disclosure addressing risks associated with taking Lifetime Payments from the Cycle Investments prior to the Cycle End Date (i.e., that withdrawals will be subject to the Fair Value calculation and proportional reduction of Cycle Investment Units and that investors should consider taking Lifetime Payments on the Cycle End Date to avoid incurring a negative adjustment and maximize potential Contract Value growth). We note that the lifetime income guarantee provided by the GLWB riders is triggered not just when the Contract Value is reduced to zero by poor investment performance—it is also triggered when the Contract Value is reduced to zero by a withdrawal that is not an Excess Gross Partial Withdrawal. Accordingly, we have disclosed that a GLWB rider may not be appropriate for an investor that intends or needs to take withdrawals that may reduce the Benefit Base (i.e., withdrawals before electing to exercise the GLWB rider benefits, and Excess Gross Partial Withdrawals), and that a GLWB rider could be appropriate if an investor wants to have the contingent guarantee of lifetime income if the Contract Value is reduced to zero for reasons other than an Excess Gross Partial Withdrawal, which may never occur. We have encouraged prospective purchasers to consult with their Advisors before making a purchase decision.

Definitions

7.Comment: Please add “Cap Rate with Participation Rate” to the list of Crediting Types in the definition of “Cycle Investment.”

Response:     We have done so.

8.Comment: If accurate, please add “and can terminate the rider” to the definition of “Excess Withdrawal.”

Response:     We have done so.

Important Information You Should Consider About the Contract

9.Comment: In the “Transaction Charges” row, please remove “In addition to the charges for early withdrawals,” from the first sentence.

Response:     We have done so.

10.Comment: In the “Ongoing Fees and Expenses (annual charges)” row, please add the following sentence to the legend preceding the Lowest and Highest Annual Cost table: “Fees and expenses in the table do not reflect any Advisory Fees paid from your Contract Value or other assets of yours. If such charges were reflected, the fees and expenses would be higher.”

Response:     We respectfully note that the sentence requested by the Staff has been included in the “Ongoing Fees and Expenses (annual charges)” row of the Key Information Table in the legend preceding the Minimum and Maximum Annual Fee table, and that the bullet list of assumptions in the Lowest and Highest Annual Cost table further includes the assumption of “No Surrender Charges or Advisory Fees.” For these reasons, we respectfully decline to make the change requested by the Staff.

11.Comment: In the “Optional Benefits” row, please confirm supplementally that all optional benefits are available in all states, or revise the prospectus as appropriate.

Response:     We confirm that, in Post-Effective Amendment No. 3, any state variations regarding the availability of the optional benefits will be identified in Appendix B and that a cross-reference to Appendix B will be provided in the “Optional Benefits” row and elsewhere throughout the prospectus as appropriate.

12.Comment: In the “Optional Benefits” row, consider changing “eliminate” to “terminate” in the sixth bullet.

Response:     We have revised the subject sentence to mirror the language in the definition of “Excess Gross Partial Withdrawal.”

13.Comment: In the “Optional Benefits” row, please add disclosure regarding the contingent nature of the GLWB rider guarantee. For example: “The GLWB riders provide a guarantee that may never come into effect (i.e., Lifetime Income Payments taken while the Contract Value is greater than zero are withdrawals of your own money, and the chance of outliving your Contract Value and receiving Lifetime Income Payments from the Company under the guarantee are minimal).”

Response:     We have added disclosure regarding the contingent nature of the GLWB rider guarantee and the possibility that the investor will not outlive his or her Contract Value and receive Lifetime Payments from the Company’s assets in the “Optional Benefits” row. However, we respectfully decline to indicate that the likelihood of this occurring is minimal.

Overview of the Midland Advisory Registered Index-Linked and Variable Annuity

14.Comment: Please revise the heading of this section to reflect the new marketing name of the Contract, “Oak Elite.”

Response:     We have done so.

Summary Questions Related to the Cycle Investments

15.Comment: Under “What is the Cap Rate with Participation Rate?” please insert “if any” after due to positive Index Performance” in the second sentence.

Response:     We have done so.

16.Comment: Under “What is the Cap Rate with Participation Rate?” and throughout the prospectus, please reconcile references to the Cap Rate as “uncapped” and references to the Cap Rate as “unlimited” for consistency.

Response:     We have done so.

Principal Risks of Investing in the Contract

17.Comment: In the penultimate sentence of the second paragraph under “Liquidity Risk,” please include withdrawals to pay Advisory Fees, RMDs, and any other applicable withdrawals to the parenthetical referencing Lifetime Income Payments under a GLWB rider.

Response:     We have done so.

18.Comment: In the portion of “Optional Benefit Risks” that addresses the “Effect of Withdrawals on Optional Benefits,” please include any other applicable withdrawals in the parenthetical referencing Lifetime Income Payments under a GLWB rider (e.g., RMDs and withdrawals to pay Advisory Fees, if applicable).

Response:     We have done so.

19.Comment: In the second paragraph of the portion of “Optional Benefit Risks” that addresses “GLWB Lifetime Income Payments,” please include disclosure encouraging investors to take Lifetime Income Payments at the end of a Cycle Term to avoid triggering the Fair Value calculation and proportionate adjustments to the Cycle Investment Units.

Response:     We have done so.

20.Comment: In the penultimate sentence of the first paragraph under “Advisory Fee Risk,” please refer to the Contract Value Death Benefit as the standard Contract Value Death Benefit. In addition, please add disclosure stating that investors should consider making Advisory Fee payments from a source other than the Contract Value in order to avoid incurring these consequences.

Response:     We have done so.

21.Comment: Please consider removing the reference to Advisory Fees in the parenthetical under “Adverse Tax Consequences,” as the risk factor immediately preceding has already addressed the tax risks associated with withdrawals to pay Advisory Fees (i.e., the IRS private letter rulings).

Response:     The Company respectfully declines to make this change. Although the tax consequences of withdrawals to pay Advisory Fees are addressed in the preceding risk factor, the Company believes that listing all other types of withdrawals that may lead to a taxable event but omitting withdrawals to pay Advisory Fees may be confusing or misleading to investors.

The Cycle Investment Options

22.Comment: As previously noted in connection with the alignment of disclosure between the LiveWell Dynamic Annuity prospectus dated November 13, 2023, under “Features of a Cycle Investment,” please disclose Floor Rate and Buffer Rate guarantees that would apply to new Cycle Investments that would be offered in the future. Likewise, please disclose Cap Rate and Participation Rate and Cap Rate with Participation Rate guarantees that would apply to new Cycle Investments offered in the future.

Response:    We have done so.

Cycle Investment Unit

23.Comment: Please provide examples similar to Example 2 reflecting the impact of the fees of the other optional benefits.

Response:    We have done so.

24.Comment: Please revise the formatting of Example 2 so that the “No ROP Rider Fee” and the “Annual ROP Fee 0.15%” table headings are situated similarly. In addition, please revise the two tables so that identical columns are lined up beneath one another to allow readers to more easily compare them.

Response:    We have done so.

Guaranteed Living Withdrawal Benefits

25.Comment: Please revise the first sentence to state that investors may select one of the two optional GLWB Riders.

Response:    We have done so.

26.Comment: Please include a simple example of each GLWB rider, which might help a purchaser understand how each operates. The current examples appear to be components of the GLWB riders rather than their operation as a whole.

Response:    We have done so.

27.Comment: Please confirm whether a Contract owner may choose to have the GLWB Rider Charge deducted on a basis other than pro-rata (i.e., not have charges deducted from Cycle Investments prior to the Cycle End Date). If so, please disclose this in the second sentence of the GLWB Rider Charge discussion. Please do the same for all other rider charges.

Response:    We confirm that Contract Owners cannot choose to have the GLWB Rider Charge (or the charge for any other optional benefit rider) deducted on a basis other than pro-rata across all investments. In addition, as previously noted, we have added disclosure throughout the prospectus, where appropriate, regarding how withdrawals under the GLWB riders are processed. Specifically, this new disclosure reflects that all withdrawals after Lifetime Payments have begun will be deducted pro-rata across all investments. We confirm that Contract Owners cannot choose to have these withdrawals deducted on a basis other than pro-rata across all investments.

Very truly yours,

/s/ Dodie C. Kent
Partner
Eversheds Sutherland (US) LLP

cc:    Brett Agnew
Timothy Graves